May 10, 2012

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II
Columbia Portfolio Builder Series
Columbia Portfolio Builder Conservative Fund
Columbia Portfolio Builder Moderate Conservative Fund
Columbia Portfolio Builder Moderate Fund
Columbia Portfolio Builder Moderate Aggressive Fund
Columbia Portfolio Builder Aggressive Fund
(the “Funds”)
Post-Effective Amendment No. 56
File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone on May 3, 2012 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses with respect to the Funds’ prospectus are outlined below:

Comment 1.	If the Funds fees have increased, please provide an explanation as to why.

Response:	Annual fund operating expenses shown in the “Fees and Expenses of the Fund” section of a Fund’s prospectus are based on expenses incurred during the Fund’s most recently completed fiscal year and are expressed as a percentage (expense ratio) of the Fund’s average net assets during that fiscal period. In general, a Fund’s expense ratios will increase as its net assets decrease, such that the Fund’s actual expense ratios may be higher than the expense ratios presented in the Annual Fund Operating Expenses table.

The Funds’ expense ratios, as of their most recently completed fiscal year, as compared to the previous fiscal year, have either stayed the same or increased 0.03%, with such increases resulting from higher acquired fund fees and expenses, and/or other expenses. Further, such increases were not the result of advisory fee rate increases at the Fund level, as no such fee is charged at that level. Any increase or decrease in a Fund’s annual operating expenses would be a function of a Fund’s available assets and its allocations amongst underlying funds (i.e., acquired funds) with different net expense ratios, i.e., an allocation to higher fee asset classes could have an impact of increasing a Fund’s annual operating expenses, and vice versa.

Comment 2.	Please confirm that there are no fee waivers.

Response:	The contractual arrangement by which certain Fund fees and/or expenses are waived/reimbursed is described in the section of the prospectus entitled “MORE ABOUT ANNUAL FUND OPERATING EXPENSES AND PAST PERFORMANCE”. Because the Funds’ annual (gross) operating expenses are below the contractual limit on such expenses, the waiver/expense reimbursement arrangements are not identified in the Funds’ fees and expense tables in the prospectus. Further, certain of underlying funds (available to the Funds for investment) have contractual caps on their expenses.

Comment 3.	Please confirm whether or not the Funds will invest in emerging markets securities.

Response:	The Funds’ principal investment strategies permit the Funds to invest in emerging markets securities, including, indirectly, through investments in underlying funds, as well as through direct investments in equity or fixed income securities of emerging markets issuers.

Comment 4.	In the Principal Investment Strategies of the Fund, please include the parenthetical (“junk bonds”) next to high yield bonds.

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund section:

The Fund invests mainly in underlying funds that invest in fixed income securities, including TIPs, treasury bonds and notes, mortgage securities, investment grade corporate bonds, high yield bonds (junk bonds), high yield loans and international bonds, each with varying interest rates, terms, duration and credit exposure.

Comment 5.	In the Principal Investment Strategies of the Fund, please state the targeted maturity for fixed income securities, if any.

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund section:

The Fund may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity.

Comment 6.	In the Principal Risks of Investing in the Fund section, please add High Yield Securities Risk, Foreign Risk and Mortgage Securities Risk disclosure.

Response:	The requested disclosure will be added.

For Columbia Portfolio Builder Conservative Fund

Comment 7.	In the Principal Risks of Investing in the Fund section, please add Small Cap Risk disclosure.

Response:	The requested disclosure will be added.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Katina A. Walker at (612) 671-6990.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.